PACIFICORP INTERNATIONAL HOTEL MANAGEMENT, INC.

Meiyuan Street, Binfang Road

Meijiang District, Meizhou

Guangdong, China

 86 (0753) 6113888

September 12, 2014

Via EDGAR

Duc Dang

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pacificorp International Hotel Management, Inc. Registration Statement on Form S-1 Filed November 12, 2013 File No. 333-192271 Application for Withdrawal

Dear Mr. Dang:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Pacificorp International Hotel Management, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-192271) originally filed with the Commission on November 12, 2013, along with any exhibits filed thereto (the “Registration Statement”).

The registrant is requesting this withdrawal because it has decided to complete a reorganization to comply with the laws of the People’s Republic of China.

No securities have been sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Please address any questions you may have to Diane J. Harrison, Esq. at Harrison Law, P.A., 8955 U.S. Highway 301 N., No. 203, Parrish, FL  34219; telephone number (941) 723-7564; email diane@harrisonlawpa.com.

Sincerely,

Pacificorp International Hotel Management, Inc.

By:	/s/ Andy Deng
Andy Deng Chief Executive Officer